EXHIBIT 15.1

True Leaf Launches Return the Love™ Program With Support for B.C. Therapy Dog Groups

St. John Ambulance and BC Pets and Friends therapy dog programs receive donations from True Leaf to serve B.C. senior care homes and hospices

VERNON, B.C., Feb. 14, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf”) (CSE: MJ) (FSE:TLA) (OTCQB:TRLFF), the quality of life cannabis company for people and their pets, announced today the launch of its Return the Love™ charitable giving program as a core part of its mission to be Canada’s leading purpose-driven cannabis company.

“‘Return the Love’ is our special vision and why True Leaf exists,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “We’re inspired by our pets and their remarkable capacity for unconditional love, True Leaf is dedicated to returning that love to the community through its products and programs. For Valentine’s Day, we’re returning the love by donating to a couple of wonderful therapy dog programs for seniors in care homes and hospices.”

With inaugural donations made to the renowned St. John Ambulance, Canada’s leading first aid training and community service organization, and the BC Pets and Friends therapy dog programs, True Leaf is supporting the addition of volunteer therapy dog and handler teams to serve and benefit the wellbeing of seniors in care throughout the province. Moving forward, the company will set aside a portion of its time and budget to support more charities as part of the Return the Love™ initiative.

The St. John Ambulance therapy dog program has approximately 3,500 dog and handler teams across Canada that work to ease feelings of loneliness and anxiety and provide comfort to more than 120,000 Canadians every year.

BC Pets and Friends, the oldest pet therapy organization in the province, touches the lives of more than 15,000 people in over 200 health care and educational settings across the Lower Mainland each year.

Today’s donations to St. John Ambulance and BC Pets and Friends are a natural fit for True Leaf, a pioneer of hemp-based pet supplements that promote hip and joint health, immune function, and calming support for anxious dogs. As a core part of its purpose and on an ongoing basis, True Leaf plans on announcing more initiatives from the Return the Love™ program.

Through its other division True Leaf Medicine Inc., the company is building a world-class grow facility that will provide high quality medicinal cannabis for patients under Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) program.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to provide federally-approved cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been granted approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets hemp-based products for the pet industry. The Company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC.

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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